

Mail Stop 3561

September 8, 2017

Mr. Dennis R. Secor
Executive Vice President, Chief Financial Officer and Treasurer
Fossil Group, Inc.
901 S. Central Expressway
Richardson, TX 75080

> **Re:** **Fossil Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 0-19848**

Dear Mr. Secor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Financial Statements

Consolidated Statements of Cash Flows, page 60

1. We note your "(gain) loss on disposal of assets" line item for $9.9 million in fiscal year 2016. Please tell us each significant asset that was sold and the related amount of gain or loss captured in this line item. Also tell us how you considered the disclosure requirements of ASC 360-10-50-3 and how you determined no further detail about these disposals was needed within your analysis of results of operations in MD&A.

Notes to Consolidated Financial Statements

2. Acquisitions, Divesture and Goodwill

Divesture, page 69

2. We note your December 30, 2016 divesture of the machine vision operations that were acquired as part of Misfit, Inc. on December 22, 2015. It appears from your disclosure that the entire cash payment you received of $3.5 million was recognized as a gain on the sale of this line of business, which suggests that the net assets of this business had a book value of zero at the time of their sale. We have the following comments:

    •   Please tell us whether any of the Misfit purchase price was assigned to this business at the time of the Misfit acquisition. In doing so, tell us how you considered the guidance in ASC 805-20-30-6 when valuing the machine vision business at the time of the Misfit acquisition.

    •   Please tell us how you considered whether negotiations to sell this business that occurred during 2016 and the resulting information you received about the possible sales price provided new information about facts and circumstances that existed as of the acquisition date. Please tell us why the sales value was not recorded as a measurement period adjustment for the Misfit, Inc. acquisition. In doing so, tell us when the measurement period ended for your Misfit, Inc. acquisition and tell us when you started negotiations or received an offer for the machine vision operations. Refer to ASC 805-10-25-13 through 19.

13. Commitments and Contingencies

Sale-Leaseback, page 84

3. We note you entered into a sale-leaseback agreement for your warehouse and distribution center in Dallas, Texas. We note the sales price was $33.0 million, and you recognized a gain of $6.7 million in fiscal year 2016 and recorded a deferred gain of $13.2 million. Please tell us how you accounted for the sale-leaseback and your basis in GAAP for doing so, including your basis for accounting for it as an operating lease and how you considered whether this was a financing arrangement. Also, please tell us your basis for recognizing an upfront gain, how the gain was calculated and where the gain is recorded on the statement of operations. Refer to ASC 840-40.

Mr. Dennis R. Secor
Fossil Group, Inc.
September 8, 2017
Page 3

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products